Confidential Treatment Requested by AirXpanders, Inc.
Pursuant to 17 C.F.R. Section 200.83

Exhibit  4.7

FORM OF LETTER TO SECURITYHOLDERS

AIRXPANDERS

To Securityholder(s):

We are sending you this letter in connection a non-renounceable rights offering of CHESS Depositary Interests (CDIs). All of our stockholders and holders of CDIs (including you) with a registered address in Australia and New Zealand at 7:00 p.m. (Australian Eastern Standard time) on  , 2018 are being granted non-transferable rights to purchase        CDIs for every        CDIs or        shares of common stock held at an issue price of A$       in cash per CDI. We have described the rights and the rights offering in the enclosed U.S. prospectus dated                         , 2018. You should read the U.S. prospectus carefully before deciding whether to participate in the rights offering.

We have enclosed copies of the following documents for your use:

1.	The U.S. prospectus and Australian offer booklet;

2.	Your Entitlement and Acceptance Form; and

3.	A return envelope addressed to Computershare Investor Services Pty Limited.

IF YOU WANT TO TAKE UP YOUR RIGHTS AND PURCHASE CDIS, YOU MUST ENSURE THAT YOUR APPLICATION MONEY FOR THE CDIS HAVE BEEN RECEIVED BY THE CDI REGISTRY, COMPUTERSHARE INVESTOR SERVICES PTY LIMITED, PRIOR TO 5:00 P.M., AUSTRALIAN EASTERN STANDARD TIME, ON                         , 2018, UNLESS WE EXTEND THIS PERIOD. ACCORDINGLY, WE REQUEST THAT YOU ACT PROMPTLY.

You may obtain additional copies of the enclosed materials and may request assistance or information from the CDI Registry, please call 1300 850 505 (within Australia) or +61 3 9415 4000 (outside of Australia) between 8:30a.m. and 5:00 p.m. (Australian Eastern Standard time).

Very truly yours,

AIRXPANDERS